Exhibit 99.1

Medigus Announces US Patent for Micro ScoutCam™ Micro-Visual Technology

OMER, Israel, February 12, 2019 – Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endo-surgical tools and an innovator in direct visualization technology, announced today that it has received a patent from the US Patent for its innovative ScoutCam™ Micro-Visual Technology.

The U.S patent number is 10,188,275 and it is titled Small Diameter Video Camera Heads and Visualization Probes and Medical Devices Containing Them. The patent is valid until March 16, 2031.

The patent refers to small diameter camera heads and small diameter visualization probes with a maximal diameter of 4mm, and small diameter medical devices containing visualization means with a maximal diameter of 4mm.

This technology is used in the Micro ScoutCam™ portfolio of products, and includes a range of video cameras with small diameter heads that use CMOS (complementary metal oxide semiconductor) or CCD (charge coupled device) based sensors.

“We are pleased with this notice from the US Patent Office as it validates the significance of our micro-visual technology over a variety of applications and builds on our growing body of IP,” said Chris Rowland, CEO of Medigus. “Our engineers are continually enhancing our technology platform and remain committed to delivering the most innovative new solutions for a broad scale of unmet needs across medical, industrial and other scientific applications.”

Medigus’ Micro ScoutCam™ 8.0 HD, the world’s smallest HD camera and illumination solution, has been incorporated by the National Aeronautics and Space Administration (NASA) into its Visual Inspection Poseable Invertebrate Robot 2 (VIPIR2). VIPIR2, a robotic, multi-capability inspection tool being used as part of NASA’s Robotic Refueling Mission 3 (RRM3), was launched into space on December 5, 2018.

Medigus holds existing patents for one of its Micro ScoutCam brands as well as for MUSE™, its medical device that helps physicians perform incisionless, transoral fundoplication procedures.

About the Micro ScoutCam™ Portfolio

As an expert in micro-endoscopic devices, Medigus developed the Micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes Micro ScoutCam™ 1.2, which, to the best of the company’s knowledge, is the smallest camera in the world. Micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration is at the forefront of the micro ScoutCam™ portfolio’s design. All Micro ScoutCam™ cameras are manufactured at the Medigus facilities, in a controlled environment which is compliant with ISO 7 per the ISO 14644-1 Standard and ISO13485 Quality Management System.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only):

Oded Yatzkan

Chief Financial Officer

+972-8-6466-880

ir@medigus.com